QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4(f)

PROTECTIVE LIFE INSURANCE COMPANY        P. O. BOX 2606        BIRMINGHAM, ALABAMA    35202-2606

ANNUITIZATION BONUS ENDORSEMENT

        We are amending the Contract to which this endorsement is attached by adding the following provision:

    Annuitization Bonus—If the Annuity Commencement Date is on or after the {Nth} Contract Anniversary, and if you select Annuity Option B with a certain period of not less than {X} years, we will add an annuitization bonus to the amount we apply to the Annuity Option. The annuitization bonus will equal {Z%} of the Contract Value to be applied to the Annuity Option and will be calculated as of the Valuation Period that contains the Annuity Commencement Date.

        Signed for the company and made a part of the contract as of the Effective date.

PROTECTIVE LIFE INSURANCE COMPANY

Secretary

QuickLinks

  Exhibit 4(f)